                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                                (AMENDMENT NO. 2)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                         MORTON'S RESTAURANT GROUP, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    619429103
                                    ---------
                                 (CUSIP NUMBER)

                            Hanawalt Associates, LLC
                         650 Madison Avenue, 25th Floor
                            New York, New York 10022

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                  June 4, 2001

             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]  Rule 13d-1-(b)
           [X]  Rule 13d-1-(c)
           [ ]  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 6 Pages

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CUSIP No. 619429103

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Hanawalt Associates LLC - IRS No. 13-3937632

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

a.
    ---------------------------------------------------------------------------

b.
    ---------------------------------------------------------------------------

3.  SEC Use Only
                ---------------------------------------------------------------

4.  Citizenship or Place of Organization:   New York

      Number of Shares    5.  Sole Voting Power         91,000 Shares
       Beneficially                                     ------------------------
        Owned by          6.  Shared Voting Power       0
          Each                                          ------------------------
        Reporting         7.  Sole Dispositive Power    91,000 Shares
         Person                                         ------------------------
          With            8.  Shared Dispositive Power  0
                                                        ------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person  91,000 Shares
                                                               ----------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
                        -------------------------------------------------------

11. Percent of Class Represented by Amount in Row 9  2.18% of total outstanding shares
                                                     --------------------------

12. Type of Reporting Person (See Instructions)  00
                                                 ------------------------------


                               Page 2 of 6 Pages



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CUSIP No. 619429103

ITEM 1(a)  NAME OF ISSUER:

Morton's Restaurant Group, Inc. (the "Issuer")

ITEM 1(b)  ADDRESS OF ISSUER:

3333 New Hyde Park Road, Suite 210
New Hyde Park, New York 11042

ITEM 2(a)  NAME OF PERSON FILING:

Hanawalt Associates LLC ("Hanawalt")

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the reporting person is:

650 Madison Avenue, 25th Floor
New York, New York 10022

ITEM 2(c)  CITIZENSHIP:

New York, USA

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e)  CUSIP NUMBER:

619429103

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR 13d-2(c) PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, CHECK WHETHER THE FILING PERSON IS A:


                               Page 3 of 6 Pages




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CUSIP No. 619429103

a.       [ ]    Broker or dealer registered under Section 15 of the Act,

b.       [ ]    Bank as defined in Section 3(a)(6) of the Act,

c.       [ ]    Insurance Company as defined in Section 3(a)(19) of the Act,

d.       [ ]    Investment Company registered under Section 8 of the
                Investment Company Act,


e.       [ ]    Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

f.       [ ]    Employee Benefit Plan, or Endowment Fund in accordance with
                Rule 13d-1(b)(1)(ii)(F),

g.       [ ]    Parent Holding Company or Control Person, in accordance with
                Rule 13d-1(b)(ii)(G); (Note: see Item 7),

h.       [ ]    A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act (12 U.S.C. 1813);

i.       [ ]    A church plan that is excluded from the definition of an
                investment company under section 3(c)(14) of the Investment
                Company Act of 1940;

j.       [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


  ITEM 4   OWNERSHIP:

           (a - b) AMOUNT BENEFICIALLY OWNED AND PERCENTAGE OF CLASS: As the general partner of certain limited partnerships, Hanawalt may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 91,000 shares representing approximately 2.18% of the outstanding shares of the Issuer (based upon 4,179,647 shares outstanding as of November 9, 2001, as reported on the latest 10-Q of the Issuer). Hanawalt disclaims any economic interest or beneficial ownership of the shares covered by this Statement.

           (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                    (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                             91,000 Shares

                    (ii)     SHARED POWER TO VOTE OR DIRECT THE VOTE:

                             0

                               Page 4 of 6 Pages




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  CUSIP No. 619429103

                  (iii)   SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                          91,000 Shares

                  (iv)    SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                          0

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Hanawalt Associates LLC is the general partner of CBM Investments, L.P. which has the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's securities.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable

                               Page 5 of 6 Pages



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  CUSIP No. 619429103


ITEM 10           CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 20, 2002
----------------------------------
DATE


 /s/ Lawrence S. Pidgeon
----------------------------------
SIGNATURE


Lawrence S. Pidgeon, Managing Director
---------------------------------------
NAME/TITLE



                               Page 6 of 6 Pages